

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 2, 2010

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53233

>   **Re: Douglas Dynamics, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 25, 2010**
>   **File No. 333-164590**

Dear Mr. Janik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We will continue to evaluate your response to prior comments 27, 34 and 41 after you provide the related disclosures.

Flexible, Lean Enterprise Platform, page 5

2.   Your revisions on page 5 in response to prior comment 5 appear to indicate that your 2005 performance was unusual and that you have since improved the performance. However, page 3 of exhibit 10.19 appears to indicate that 2009 involved an atypically high shipping performance rate; if true, please revise your prospectus to remove the implication to the contrary.

Risk Factors, page 14

3.   Please expand your response to prior comment 7 to clarify who you considered to
        be part of any "group" involving Aurora. We note, for example, the disclosure in
        note 4 on page 103.

4.   We note your response to prior comment 3:

        • Please tell us why your document does not disclose in an appropriate
          section the matters mentioned on pages 8, 33, 36, 51, 63 and 64 of the
          materials you provided; and

        • If one entity is known by you to be a greater competitive threat than the
          other entities you mention, please tell us whether you name that entity and
          the competitive conditions that the entity creates. If you do not name the
          entity, please tell us why you do not include that name, particularly given
          the names of other competitors in your document.

Products, page 64

5.   We note your response to prior comment 17 and the third sentence of this section.
        With a view toward disclosure, please tell us the percentage of your revenues by
        the disclosed brands during the two fiscal years preceding your last fiscal year,
        and tell us whether each brand generates similar margins. Also tell us the
        percentage of your revenue from sand and salt spreaders during each of the last
        three fiscal years, whether those products contribute equally to revenue generated
        by each of your brands, and whether they generate the same margins as your other
        products.

Base Salary, page 82

6.   It remains unclear from your revisions added in response to prior comment 24
        what were the reasons underlying the merit increase awarded to Mr. Janik in
        2008. Therefore, we reissue that comment.

Competition, page 70

7.   Please reconcile the second and third sentences of this section with the
        information on pages 64 and 34, respectively, of the material that you provided in
        response to prior comment 3.

Summary Compensation Table, page 88

8.   We note your revisions added in response to prior comment 26:

- Given your disclosure that no options were granted in 2009, it is unclear how you determined it is appropriate to include disclosure regarding the repurchase in the column captioned "Option Awards" here and on page 89. Please revise; and

- Please reconcile the amounts disclosed in the "Option Awards" column with the amounts of "aggregate consideration" and forgiven interest mentioned on page 107.

Pension Benefits, page 92

9.   Please reconcile the information you added in response to prior comment 29 with your disclosures on pages 73 and 74 regarding your named executive officers' business experience. We note, for example, that it appears from your disclosure on page 73 that Mr. Janik served with the entity mentioned in note 1 on page 92 only since 2000; therefore, it is unclear how you determined the number of years of credited service you disclose here. It is similarly unclear how you concluded that Mr. McCormick has 4.3 years of credited service, given your disclosure on page 73 that he has been employed by you since September 2004.

Restricted Stock Grants, page 100

10.   We see that you plan to grant shares of restricted stock to certain employees immediately prior to the effectiveness of the registration statement. Please revise to disclose how you will account for the restricted shares, including how you will value the underlying stock. In addition, to the extent that the compensation expected to be recognized is material, please disclose the amount of the expense.

Principal and Selling Stockholders, page 101

11.   Please expand your response to prior comment 35 to clarify whether the "consensus" decision-making process involves the same individuals with respect to each voting and/or dispositive decision made. Also clarify whether one individual or group of individuals have or share voting and/or dispositive powers at all times or in the event a consensus cannot be reached. If so, please identify those natural persons.

12.   Please expand your response to prior comment 36 to explain how the entity shareholders' designees to your board do not share indirect voting or investment power. For example, what is the designees' role when the entity shareholder

makes voting or investment decisions? Do the entities act without any involvement of their designees to your board?

Related Party Transactions, page 105

13.   Regarding your revisions in response to prior comment 30:

- It appears that you have not quantified in one location of your document the financial interest that your affiliates have in this transaction. Therefore, we reissue that part of prior comment 30; and

- Please revise the summary to highlight the financial interests of your affiliates. In this regard, it is unclear how the financial interests you note on page 4 relate to the "Experienced Management Team" caption under which those interests are referenced.   It is similarly unclear how the financial interests mentioned on page 7 relate to "Company Information."

In addition, please ensure that your revisions address all financial interests in the transaction, not just those that relate to proceeds from the offering. We note, for example, the restricted stock grants added to your disclosure on page 100.

Exhibits

14.   Please expand your response to prior comment 45 to clarify how deleting the exhibit you mention from your list of exhibits is "in accordance with Item 601(b)(10)(i)," given that it appears services were provided under that agreement after this registration statement was filed. It also appears that your affiliates are parties to that agreement. See Regulation S-K Item 601(b)(10)(ii)(A).

15.   Please confirm our understanding of your response to prior comment 44 that no material information is included in prior versions of exhibits A-C of Exhibit 10.24. Also provide us with copies of the original version of those attachments.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Bruce D. Meyer, Esq.—Gibson, Dunn & Crutcher LLP
                 Ari B. Lanin, Esq.—Gibson, Dunn & Crutcher LLP